EXHIBIT 6.11

LINE OF CREDIT AGREEMENT

THIS LINE OF CREDIT AGREEMENT (“Agreement”) is made and entered into effective as of the 6th day of August (the “Execution Date”) by and among MATTHEW MILLS and JENNIFER MILLS (collectively, the “Lender”) and MED-X, INC., a Nevada corporation (the “Borrower”).

RECITALS

A.

The Borrower wishes to obtain from the Lender a line of credit for advances as needed which shall be up to a maximum of $500,000 (the “Line of Credit”) for the purpose of providing Borrower with funds necessary for working capital and to complete listing the Borrower on a public stock exchange.

B.	Matthew Mills is CEO and Chairman of the Board of Borrower and Jennifer Mills is President and a Director of Borrower.

C.

Lender has secured two, $250,000 equity lines of credit on their residential real properties which will be used to fund this Line of Credit which Lender believed was the best option for Borrower given the timing and terms of the Line of Credit.

D.

In full reliance on the representations made by Borrower in this Agreement and the Line of Credit Documents (as defined in Article I of this Agreement), Lender is willing to extend such financing to Borrower upon the terms, covenants and conditions contained in this Agreement and in the Line of Credit Documents.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained in this Agreement, Borrower and Lender mutually agree as follows:

ARTICLE I

DEFINITIONS

Unless the context clearly indicates otherwise, certain terms used in this Agreement shall have the meanings set forth below:

“Advances” shall mean one or more amounts funded by the Lender to the Borrower (including the Prior Advances”) as part of the Line of Credit under this Agreement.

“Business” shall mean the Borrower’s primary business of being leading developer and distributor of all-natural green scene solutions addressing the domestic and international pest control, health and wellness markets.

“Business Day” shall mean any day of the week other than Saturday, Sunday or other day that is recognized as a holiday in the State of California.

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“Closing Date” shall mean the individual and collective reference to the various dates of funding of each of the Line of Credit during the term of this Agreement, and shall include the Execution Date.

“Event of Default” shall mean the occurrence and continuance of any of the events listed in Sections 4.1 or 4.2 of this Agreement.

“Governmental Authority” shall mean the government of the United States, any state, province or political subdivision thereof, any other foreign country, any multi-national organization or body and any entity exercising executive, judicial, legislative, police, taxing, regulatory or administrative authority or power of any nature.

“Line of Credit” shall mean the financing provided by Lender to Borrower under the terms of this Agreement in the maximum principal amount of Five Hundred Thousand Dollars ($500,000).

“Line of Credit Documents” shall mean the following documents executed in conjunction with and supporting this Agreement: (i) Line of Credit (ii) the Note (iii) Mills Line of Equity I, and (iv) Mills line of Equity II. All of the Line of Credit Documents are incorporated herein by reference.

“Material Adverse Event” means any circumstance or event that, individually or collectively with other circumstances or events, may reasonably be expected to have a material adverse effect on the financial condition or Business of the Borrower, as now conducted or as proposed to be conducted.

“Maturity Date” shall mean the effective date the company lists on a public stock exchange or one year from the Execution Date as determined by the Borrower.

“Mills Line of Equity I” shall mean reference to the Matthew and Jennifer Mills $250,000 revolving equity line of credit with Bank of the West secured by their Nevada real property and dated July 14, 2022 which is attached hereto as Exhibit B and made a part hereof.

“Mills Line of Equity II” shall mean reference to the Matthew and Jennifer Mills $250,000 revolving equity line of credit with Bank of the West secured by their California real property and dated July 18, 2022 which is attached hereto as Exhibit C and made a part hereof.

“Note” shall mean reference to the Promissory Note issued by the Borrower to the Lender to evidence the Line of Credit and in the form of Exhibit A annexed hereto and made a part hereof.

“Person” shall mean and includes an individual, a partnership, a corporation, a limited liability company, a trust, an unincorporated association, a joint venture or any other entity or a government or any agency or political subdivision thereof.

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ARTICLE II

AMOUNT AND TERMS OF LINE OF CREDIT

2.1 Line of Credit. Following the Execution Date, the Lender shall make periodic Advances to the Borrower as part of the Line of Credit up to a maximum amount of Advances not to exceed the sum of FIVE HUNDRED THOUSAND ($500,000), representing the total principal amount of the Line of Credit (the “Principal Indebtedness”). The entire Principal Indebtedness of the Line of Credit shall be due and payable on the earlier to occur of (a) the occurrence and continuation of an Event of Default hereunder, or (b) the Maturity Date (as the same may be extended as herein provided).

2.2 Interest. Interest shall be calculated and payable on the outstanding Principal Indebtedness at the variable rate described in the Promissory Note and in the Mills Line of Equity I & II, Paragraphs 8 and 9.

2.3 Default Interest Rate. During any period in which an Event of Default has occurred and is continuing, interest shall accrue on the outstanding Principal Indebtedness at the rate per annum equal to fifteen (15%) percent (the “Default Interest Rate”).

2.4 Disbursement of Funds; Use of Proceeds. The Advances representing the Principal Indebtedness of the Line of Credit shall be funded to the Borrower in accordance with a funding request submitted by the Borrower to the Lender and approved by the Lender. The proceeds of funding under the Line of Credit shall be used by the Borrower solely for working capital and to act as a bridge loan until Borrower is able to list the Company on a public stock exchange.

2.5 Prepayment. Borrower may prepay, in whole or in part, the Principal Indebtedness of the Line of Credit, at any time prior to the Maturity Date, without the prior written consent of each of the Lender and without payment of any premium or penalty.

ARTICLE III

COVENANTS

For so long as any principal amount and accrued interest in respect of the Line of Credit remains outstanding, the Borrower covenants and agrees with the Lender as follows:

3.1 Use of Proceeds. Unless otherwise consented to by Lender, Borrower shall use the proceeds of the Line of Credit only in accordance with the provisions of this Agreement.

3.2 Insurance. Borrower shall provide and maintain, at all times, not less than $1,000,000 of business insurance coverage.

3.3 Information. Borrower shall furnish to Lender with reasonable promptness such data and information, financial and otherwise, concerning Borrower as from time to time may reasonably be requested by Lender for purposes of administering compliance with the Line of Credit Documents.

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3.4 Notice. Borrower shall promptly notify Lender in writing of any of the following:

(a)

The existence or occurrence of any event, which with the passage of time, the giving of notice, or both, would constitute an Event of Default under this Agreement or a default under any of the Line of Credit Documents;

(b)

Any events or changes in the financial condition of Borrower occurring since the date of the last financial statement of Borrower delivered to Lender, which individually or cumulatively when viewed in light of prior financial statements, may result in a Material Adverse Event in the financial condition of Borrower; and

(c)	Any claim, action or proceeding materially affecting title to the Collateral (“Collateral”) pledged by Borrower to Lender under any of the Line of Credit Documents.

3.5 Compliance with Laws. Borrower shall comply with all local, state and federal laws, except where non-compliance could not reasonably be expected to constitute a Material Adverse Event.

3.6 Transfer. Without the prior written approval of Lender, Borrower shall not authorize or permit a change in the ownership or control of Borrower (including any sale, transfer, assignment, pledge, hypothecation or conveyance (collectively, “Transfer”) of all or part of the securities of Borrower), or any Transfer of any material assets of Borrower, including its Intellectual Property, without written consent of the Lender.

3.7 Contract Changes. Without the prior written approval of the Lender, neither the Borrower nor any of its Affiliates shall amend or modify any material contract or agreement to which the Borrower is a party.

ARTICLE IV

EVENTS OF DEFAULT; REMEDIES

4.1 Events of Default Not Requiring Notice. The occurrence and continuation of any of the following events shall constitute an Event of Default under this Agreement and the Line of Credit Documents without the requirement of notice from Lender to Borrower:

(a) Nonpayment. The failure of Borrower to pay when due any principal or interest at the Interest Rate on the Line of Credit or other charge with respect to the Principal Indebtedness, or the amount of any fee or payment required of Borrower under this Agreement or any of the Line of Credit Documents; provided, that Borrower shall have a five (5) business day period after which such payment is due in order to cure such breach.

(b) Voluntary Bankruptcy or Insolvency. The occurrence and continuance of any of the following with respect to the Borrower: (1) the filing by it of a petition in bankruptcy or for reorganization or for an arrangement under any bankruptcy or insolvency law or for a receiver or trustee for any of their respective properties; (2) an assignment by it for the benefit of creditors or an admission by any of them, in writing, of an inability to pay their respective debts as they become due; or (3) the entry of a judgment of insolvency against it by any state, provincial or federal court of competent jurisdiction.

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(c) Misrepresentation. Any representation or warranty made by Borrower in this Agreement or any of the Line of Credit Documents is or proves to have been incorrect when made and such inaccuracy causes a Material Adverse Event.

4.2 Events of Default Requiring Notice. The occurrence and continuation of any of the following events shall constitute an Event of Default under this Agreement and the Line of Credit Documents following written notice from Lender to Borrower as described below:

(a) Default of Covenants. The occurrence and continuance of a material default by Borrower under any material term, covenant or condition contained in this Agreement or any of the Line of Credit Documents, which default shall not be cured within thirty (30) days following notice of default.

(b) Involuntary Bankruptcy or Receivership. The occurrence and continuance of any of the following with respect to the Borrower: (1) the filing against any of them of a petition in bankruptcy or for reorganization or for an arrangement under any bankruptcy or insolvency law or for a receiver or trustee for any of their respective properties which is not dismissed within sixty (60) days; (2) the appointment of a receiver or trustee of any of their respective properties which is not discharged within sixty (60) days; or (3) the attachment or execution by levy against any substantial portion of any of their respective properties which is not discharged within sixty (60) days.

(c) Governmental Action. If any action is taken or any power is exercised by any municipality or government, or by any department, agency or instrumentality thereof, which is reasonably likely to adversely affect the financial performance, condition or prospects of Borrower or the Guarantors, including without limitation any action or power which may result in the expropriation of any material portion of the Property or personal property of Borrower or or in the lapse, revocation or restriction of any license, permit franchise or approval held or enjoyed by it.

(d) Line of Credit Documents. If the Line of Credit Documents cease for any reason to be enforceable in full force and effect in accordance with its terms at any time, with or without the Lender being notified thereof.

4.3 Notice. If any Event of Default shall occur (whether or not any required notice has been given or an applicable grace period has elapsed), Lender shall not be obligated to make any further advances or disbursements until such Event of Default is remedied. Unless otherwise expressly provided by the terms of this Agreement, or the Line of Credit Documents, if an Event of Default shall occur and be continuing, Lender shall give written notice of such occurrence to Borrower as follows:

(a) Monetary Default. In the event of a monetary default for which Borrower is given a cure period, Lender shall give Borrower written notice of the Event of Default and Borrower shall be given an opportunity to cure the default within the applicable cure period.

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(b) Nonmonetary Default. In the event of a nonmonetary default for which Borrower is given a cure period, Lender shall give Borrower written notice of the Event of Default and Borrower shall be given an opportunity to cure the default within the applicable cure period. However, if the nonmonetary default cannot reasonably be corrected within the applicable cure period, Borrower shall have an additional thirty (30) days to remedy such nonmonetary default if Borrower notifies Lender of the manner in which the nonmonetary default shall be cured, and if appropriate corrective action is instituted within the initial specified cure period and is diligently pursued thereafter. In the event that correction of the default requires action by a Governmental Authority which cannot reasonably be obtained within an additional twenty (20) days, and Borrower has complied with the conditions of the previous sentence, such twenty (20) day cure period shall be extended to some other reasonable amount of time, so long as the Borrower’s Business is not impaired and continues in the ordinary course until the default is cured.

4.4 Election of Remedies. If an Event of Default shall occur and continue after any required notice and lapse of any applicable grace period, all obligations of Lender under this Agreement and under the Line of Credit Documents shall cease and terminate, and at the election of Lender, the Lender may: (i) declare the outstanding Principal Indebtedness evidenced by the Note and secured by the Line of Credit Document immediately due and payable; (ii) exercise any remedy provided for in the Line of Credit Documents; (iii) exercise Lender’s rights with respect to any other Collateral given as security for the repayment of the Line of Credit; or (iv) subject to the provisions of Section 4.5(b) below, exercise any other right or remedy available to Lender pursuant to any Line of Credit Document, or as provided at law or in equity.

4.5 No Remedy Exclusive. No remedy conferred upon or reserved to Lender under this Agreement shall be exclusive of any other available remedy or remedies, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given under this Agreement, the Line of Credit Documents, or now or hereafter existing at law or in equity or by statute. No delay or failure to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver thereof, but any such right and power may be exercised from time to time and as often as may be deemed expedient.

ARTICLE V

MISCELLANEOUS

5.1 Non-Waiver. No disbursement of the proceeds of the Line of Credit shall constitute a waiver of any covenant or condition to be performed by Borrower. In the event Borrower are unable to satisfy any such covenant or condition, Lender shall not be precluded from thereafter declaring such failure to be an Event of Default.

5.2 Amendments. Neither this Agreement nor any provisions hereof may be changed, waived, discharged or terminated orally and may only be modified or amended by an instrument in writing, signed by each of the Lender and the Borrower.

5.3 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of Borrower, Lender and their respective successors and assigns.

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5.4 Waivers. The failure by Lender or Borrower at any time or times hereafter to require strict performance by the other of any of the undertakings, agreements or covenants contained in this Agreement shall not waive, affect or diminish any right of Borrower or Lender hereunder to demand strict compliance and performance therewith. Any waiver by Lender of any Event of Default under this Agreement shall not waive or affect any other Event of Default hereunder, whether such Event of Default is prior or subsequent thereto and whether of the same or a different type. None of the undertakings, agreements or covenants of Borrower and Lender under this Agreement shall be deemed to have been waived unless such waiver is evidenced by an instrument in writing signed by the party to be charged specifying such waiver.

5.5 Survival. This Agreement shall survive the disbursement of the proceeds of the Line of Credit, and each and every one of the obligations and undertakings of Borrower and Lender contained herein shall be continuing obligations and undertakings and shall not cease and terminate until all amounts which may accrue pursuant to this Agreement or any of the Line of Credit Documents shall have been fully paid and all obligations and undertakings of Borrower shall have been fully discharged.

5.6 Assignment and Notices.

(a) Borrower may not assign, in whole or in part, any of its rights or obligations under this Agreement, the Line of Credit Documents or any other agreement or commitment (in addition to this Agreement and the Line of Credit Documents) in existence between Lender on one hand, and Borrower, on the other hand, without the prior written consent of the Lender, the Lender may assign this Agreement or any of the other Line of Credit Documents.

(b) Except as otherwise provided in this Agreement or in any Line of Credit Document, whenever Lender or Borrower desire to give or serve any notice, demand, request or other communication with respect to this Agreement or any other Line of Credit Documents, each such notice shall be in writing and shall be effective only if the notice is delivered by personal service, by nationally-recognized overnight courier or by facsimile, addressed in the same manner as provided in this Agreement. Any notice delivered personally or by courier shall be deemed to have been given when delivered. Any notice sent by facsimile (confirmed orally by telephone, with a copy sent by overnight courier) shall be presumed to have been received on the date transmitted. Any party may change its address by giving notice to the other party of its new address in the manner provided above.

5.7 Severability. If any term or provision of this Agreement shall, to any extent, be determined by a court of competent jurisdiction to be void, voidable or unenforceable, such void, voidable or unenforceable term or provision shall not affect any other term or provision of this Agreement.

5.8 Interpretation. Whenever the context shall require, the plural shall include the singular, the whole shall include any part thereof, and any gender shall include both other genders. The article and section headings contained in this Agreement are for purposes of reference only and shall not limit, expand or otherwise affect the construction of any provisions hereof.

5.9 Governing Law. This Agreement and all matters relating hereto shall be governed by, construed and interpreted in accordance with the laws of the State of California without giving effect to principles of conflicts of laws.

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5.10 Conflicts. The provisions of this Agreement are not intended to be superseded by the provisions of the Line of Credit Documents executed in conjunction with this Agreement but shall be construed as supplemental thereto. In the event of any inconsistency between the provisions hereof and the Line of Credit Documents, it is intended that this Agreement shall control.

5.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered, shall be deemed an original, but all such counterparts taken together shall constitute only one instrument.

5.12 Attorney Fees. Borrower and Lender agree that should either of them default in any of the covenants or agreements contained in this Agreement or any of the Line of Credit Documents, the defaulting party shall pay all costs and expenses, including reasonable attorney fees and costs, incurred by the non-defaulting party to protect its rights hereunder, regardless of whether an action is commenced or prosecuted to judgment.

5.13 Jurisdiction. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other of the Line of Credit Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the County of Los Angeles, State of California.

5.14 Currency. All references to monetary amounts in this Agreement, and in the other Line of Credit Documents, shall be deemed to refer to U.S. dollars, lawful currency of the United States of America.

5.15 Final Expression. THIS AGREEMENT AND THE LINE OF CREDIT DOCUMENTS ARE THE FINAL EXPRESSION OF THE AGREEMENT AND UNDERSTANDING OF LENDER AND BORROWER WITH RESPECT TO THE LINE OF CREDIT AND MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY ALLEGED ORAL AGREEMENT.

5.16 Electronic Signatures. This Agreement and all Line of Credit Documents may be executed by electronic or facsimile signatures and delivered electronically in pdf format, each of which shall be given the same legal weight as though they were ribbon original signatures.

[Signatures appear on the following pages.]

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IN WITNESS WHEREOF, the parties hereto have executed this Line of Credit Agreement this 6th day of August, 2022.

LENDER:

By:	/s/ Matthew Mills
Matthew Mills

By:	/s/ Jennifer Mills
Jennifer Mills

BORROWER:

MED-X, INC.,

By:	/s/ Ronald Tchorzewski
Ronald Tchorzewski, Chief Financial Officer

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EXHIBIT A

PROMISSORY NOTE

$500,000	August 6, 2022

FOR VALUE RECEIVED, MED-X, INC., a Nevada corporation (referred to herein as “Borrower”) hereby unconditionally agrees and promises to pay to the order of MATTHEW MILLS and JENNIFER MILLS (the “Lender” and/or their successors and assigns (collectively, with the Lender, the “Holder”), at, or such other place as the Holder may from time to time designate, the principal sum of FIVE HUNDRED THOUSAND ($500,000) DOLLARS or such lesser amount as may be advanced and outstanding under the Line of Credit Agreement (the “Principal Indebtedness”), together with interest on the outstanding Principal Indebtedness evidenced by this Note at the Interest Rate defined in the Line of Credit Agreement, dated August 5, 2022 between the Borrower and the Lender (the “Line of Credit Agreement”).

Unless otherwise expressly defined in this Note, all capitalized terms used herein shall have the same meaning as assigned to them in the Line of Credit Agreement.

(a) Principal Indebtedness of the Loan. The entire Principal Indebtedness advanced under the Line of Credit Agreement (the “Loan”) shall be due and payable upon the Borrower listing on a public stock market or one year from the date of this Note at the option of the Borrower.

(b) Interest. Interest shall be payable on the outstanding Principal Indebtedness at the variable interest rate defined in the Mills Equity Line I and Mills Equity Line II (collectively, the “Interest Rate”). Interest at the Interest Rate shall be accrued monthly and payable according to the terms of the Mills Equity Lines with the final payment of interest due and payable, together with the then outstanding Principal Indebtedness on the Maturity Date or any time prior to this time without additional payments or penalties.

(c) Default Interest Rate. During any period in which an Event of Default has occurred and is continuing, interest shall accrue on the outstanding Principal Indebtedness at the rate per annum equal to fifteen (15%) percent (the “Default Interest Rate”).

(d) All payments shall be applied first to interest and then to principal. The Borrower may not prepay any amounts contemplated under this Note in full or in part prior to the Maturity Date, except as otherwise provided in the Line of Credit Agreement.

(e) This Note is intended to be governed by the laws of the State of California.

(f) It is agreed that time is of the essence in the performance of this Note. Upon the occurrence and during the continuation of an Event of Default under this Note that is not cured within the applicable cure period, if any, set forth in the Line of Credit Agreement, the Holder shall have the right and option to declare, without notice, all the remaining indebtedness of unpaid principal and interest evidenced by this Note immediately due and payable.

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(g) Borrower shall pay all of Holder’s reasonable fees and costs incurred in the preparation of this Note and any related documents, including the pro-rata amount of the costs for the Lender obtaining the Equity Lines. If this Note is placed in the hands of an attorney for collection, by suit or otherwise, or to enforce its collection, the Borrower shall pay all reasonable costs of collection including reasonable attorneys’ fees.

(h) The Borrower hereby waives diligence, presentment, demand, protest, notice of intent to accelerate, notice of acceleration, and any other notice of any kind. No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or of any other remedy under this Note. A waiver on any one occasion shall not be construed as a bar to or waiver of any such right or remedy on a future occasion.

(i) All agreements between the Holder and the Borrower are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness evidenced hereby or otherwise, shall the amount paid or agreed to be paid to the Holder for the use, forbearance, loaning or detention of the indebtedness evidenced hereby exceed the maximum permissible under applicable law.

IN WITNESS WHEREOF, this Note has been executed by Borrower as of the day and year first set forth above.

MED-X, INC.

By:	/s/ Ronald Tchorzewski
Ronald Tchorzewski, Chief Financial Officer

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EXHIBIT B

Matthew & Jennifer Mills July 14, 2022

Bank of the West $250,000

Home Equity Line of Credit Agreement I

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EXHIBIT C

Matthew & Jennifer Mills July 18, 2022

Bank of the West $250,000

Home Equity Line of Credit Agreement II

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